[Letterhead of Capital Resources Group, Inc.]

                                                              June 15, 2004

Mr. Lonnie R. Trasamar
President and Chief Executive Officer
Wells  Financial Corp.
53 First Street, SW
Wells, MN 56097

Dear Mr. Trasamar:

         Capital Resources Group, Inc. ("Capital Resources") has undertaken a valuation analysis of Wells Financial Corp. (the "Company") in connection with the Company's proposed reverse stock split and repurchase of odd-lot and fractional shares of common stock (the "transaction"). This letter provides our determination of an appropriate pricing range for the Company to repurchase shares in the transaction.

         In preparing this letter, we have performed a financial analysis of the Company, which has included a review of the Company's audited financial statements and annual report for the fiscal year ended December 31, 2003, quarterly report on Form 10-QSB for March 31, 2004, regulatory financial reports for the quarterly period ended March 31, 2004, and various internal financial reports including the most recent budget and other reports which we have deemed appropriate. Our valuation is based on the Company's representation that the information contained in the above mentioned reports and additional evidence furnished to us by the Company are truthful, accurate and complete. Capital Resources has not performed an appraisal of the assets or liabilities of the Company nor have we independently verified the data and other information provided to us by the Company.

         In preparing this valuation, we have considered recent developments and conditions in the equity market for thrift institutions and the Company's operating results, financial condition and future prospects. We have also considered such financial and pricing factors as we have deemed appropriate under the circumstances including, among others, the following: (i) the impact of stock repurchases on the Company's pro forma earnings per share and book value; (ii) the Company's recent trading activity and the pricing characteristics of stock of comparable thrift institutions demonstrating similar asset size and capital ratios as well as similar earnings ratios, and similar market area; (iii) pricing premiums paid in recent stock repurchase transactions that are similar to the Company's transaction; and (iv) a discounted cash flow analysis of the Company.

CAPTIAL RESOURCES GROUP, INC.
Mr. Lonnie R. Trasamar
June 15, 2004
Page 2



         Based on the above analysis, we have determined that an appropriate pricing range for the Company to repurchase shares in the transaction is between $28.00 and $29.00 per share. This valuation reflects current conditions in the thrift equity markets, the recent trading range of the Company's stock and the Company's recent operating results, which is subject to change prior to the time the transaction is initiated. Therefore, at the appropriate time prior to the initiation of the transaction and if there has been no significant change in the above conditions, Capital Resources will confirm this valuation by recommending a single price per share within the above price range.

                                   Sincerely,

                                   CAPITAL RESOURCES GROUP, INC.

                                   /s/ Michael B. Seiler


                                   Michael B. Seiler
                                   Senior Vice President